# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0001392431
Persons authorized to receive notices and communications: Mark B. Lucky, 1030 Creek Bluff, Greensboro, Georgia (GA), 30642, (703) 400-6392

## Reporting persons
- Mark B. Lucky (CIK 0001392431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 119,243,454; shared voting power 503,415; sole dispositive power 119,243,454; shared dispositive power 503,415; aggregate amount beneficially owned 119,746,869 (9.43% of the class)
  Comment: (1) Includes 84,000 shares issuable on conversion of 4,200 shares of Series D Convertible Preferred Stock, one share issuable on conversion of one share of Series AA Convertible Preferred Stock, and 525,285 shares held by four trusts of which the Reporting Person is trustee and a beneficiary.
  (2) Shares held in a joint account of the Reporting Person and his spouse.
  (3) Consists of 119,662,868 shares of common stock, 84,000 shares issuable on conversion of Series D Convertible Preferred Stock and one share issuable on conversion of Series AA Convertible Preferred Stock. See Item 5.
  (4) Based on 1,269,509,667 shares of common stock outstanding, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2026, plus the 84,001 shares issuable to the Reporting Person on conversion, as required by Rule 13d-3(d)(1)(i).
  
  Explanatory Note
  
  This Amendment No. 2 amends the Schedule 13D filed by Mark B. Lucky (the "Reporting Person") on May 1, 2026, as amended by Amendment No. 1 filed October 29, 2026 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Visium Technologies, Inc., a Florida corporation (the "Issuer"). It is filed to correct Item 4. As filed, Amendment No. 1 stated that the Reporting Person's resignation for Good Reason would take effect on November 26, 2026 if the Issuer did not cure within 30 days. It did not reflect the extension of the cure period described below, which the Reporting Person's counsel gave the Issuer on October 28, 2026. This amendment also updates the statement in Item 4 about candidates for election as directors. Except as amended here, the Schedule 13D is unchanged. Capitalized terms used but not defined here have the meanings given in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 Majestic Lane, Suite 360, Fairfax, Virginia (VA), 22033

## Item 4. Purpose of Transaction
Purpose of transaction:
The paragraphs of Item 4 captioned "Composition of the Board (Item 4(d))" and "Employment" are amended and restated in their entirety as follows:

Composition of the Board (Item 4(d)). The Reporting Person intends, as sole director, to fix the number of directors at three and to elect two directors who are independent of him, of the Issuer's former Chief Executive Officer and of the Issuer's principal shareholders. He also intends to establish a special committee of those directors. The committee would have authority over the matters described in this Item 4, all matters in which the Reporting Person has a personal interest, related-party transactions, and any transaction with PT Smart Green Technologies, Adler Capital Limited or their affiliates. No director has been elected. Until the committee is constituted, the Reporting Person intends to act as sole director only on matters that are required by law or are necessary to operate and preserve the Issuer, and not on matters in which he has a personal interest.

Employment. On October 26, 2026, the Reporting Person delivered to the Issuer a notice under Section 4(c) of his Executive Employment Agreement dated March 28, 2026 (the "Employment Agreement"), stating that Good Reason exists. Under the Employment Agreement, the Issuer has an opportunity to cure. On October 28, 2026, the Reporting Person's counsel advised the Issuer that the Reporting Person has extended the cure period to the later of November 25, 2026 and 30 days after the special committee described above is constituted, but not later than March 1, 2027. If the Issuer does not cure within the cure period, as extended, his resignation for Good Reason would take effect on the day after the cure period ends, and he would then cease to be an officer and director of the Issuer. The notice remains in effect, and the Reporting Person has reserved his rights under the Employment Agreement. The Reporting Person has not resigned. The Reporting Person intends that any decision by the Issuer on his notice, any cure and any separation be made by the independent directors. The Reporting Person has also proposed to the Issuer, and to PT Smart Green Technologies and Adler Capital Limited, a mutual separation on negotiated terms. Under that proposal he would resign from all offices and from the Board of Directors and keep the securities reported in this Schedule 13D. No agreement has been reached.

The remainder of Item 4 is unchanged.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No additional exhibits are filed with this Amendment No. 2.

## Signatures
- Mark B. Lucky: /s/ Mark B. Lucky, Mark B. Lucky (10/29/2026)